                                                                    EXHIBIT 23.1


                       Consent of Independent Accountants


The Board of Directors
First Republic Preferred Capital Corporation:

We consent to the use of our report dated March 15, 2001, with respect to the balance sheets of First Republic Preferred Capital Corporation (a majority owned subsidiary of First Republic Bank) as of December 31, 2000 and 1999, and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2000 and for the period from inception (April 19, 1999) to December 31, 1999, included herein, and to the reference to our firm under the heading "Experts" in the Preliminary Prospectus.


/s/ KPMG LLP

San Francisco, California
October 29, 2001